Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Extraction Oil & Gas, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our Class A common stock, $0.01 par value per share. In this Exhibit 4.1, when we refer to “Extraction Oil & Gas, Inc.,” the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Extraction Oil & Gas, Inc. excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “Common Stock” refer only to common stock issued by us and not to any common stock issued by any subsidiary.

Authorized Capitalization

The Amended Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Company provides that the Company is authorized to issue 950 million shares of capital stock, divided into two classes consisting of (a) 900 million shares of Common Stock and (b) 50 million shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

    The general terms and provisions of our Common Stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our charter and bylaws, each of which is filed as an exhibit to the Annual Report on Form 10 K/A of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

Voting Rights

Each holder of shares of Common Stock, as such, is entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or provided in the Certificate of Incorporation, at any annual or special meeting of stockholders the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Dividends and Liquidation

Subject to the rights of any then-outstanding shares of preferred stock, the holders of Common Stock may receive such dividends as the Board may declare in its discretion out of legally available funds. Holders of Common Stock share equally in the Company’s assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any of the Company’s other securities.

Preferred Stock

Shares of preferred stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board and included in a certificate of designations filed pursuant to the DGCL.

Subject to the rights of the holders of any series of preferred stock pursuant to the terms of the Certificate of Incorporation, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without a vote of the holders of the preferred stock, or any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders of preferred stock is required pursuant to another provision of the Certificate of Incorporation.

Warrants

On the Emergence Date, pursuant to the Plan, the Company entered into a warrant agreement with American Stock Transfer & Trust Company, LLC (“AST”) which provides for the Company’s issuance of up to an aggregate of 2,907,845 Tranche A Warrants (the “Tranche A Warrants”) to purchase Common Stock to former holders of the Predecessor Common Stock and Predecessor Preferred Stock. The Company also entered into a warrant agreement with AST which provides for the Company’s issuance of up to an aggregate of 1,453,942 Tranche B Warrants (the “Tranche B Warrants” and, together with the Tranche A Warrants, the “Warrants”) to purchase Common Stock to former holders of our predecessor’s common stock and preferred stock.

The Warrants were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our emergence from bankruptcy and such warrants were deemed to have been issued, and shares of Common Stock issued upon exercise of such warrants will be deemed to be issued, in a public offering and may be resold as freely tradeable securities under the Securities Act, except for such warrants and shares of Common Stock issued upon exercise of such warrants held by our “affiliates” or holders deemed to be “underwriters,” as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, who may be subject to applicable resale limitations under Rule 144. The warrants and shares of Common Stock issued upon exercise of such warrants are subject to the Warrant Agreements (as defined below).

The Tranche A Warrants are exercisable from the date of issuance until the fourth anniversary of the Effective Date, at which time all unexercised Tranche A Warrants will expire, and the rights of the holders of such expired Tranche A Warrants to purchase Common Stock will terminate. The Tranche B Warrants are exercisable from the date of issuance until the fifth anniversary of the Effective Date, at which time all unexercised Tranche B Warrants will expire, and the rights of the holders of such expired Tranche B Warrants to purchase Common Stock will terminate. The Tranche A Warrants are initially exercisable for one share of Common Stock per Tranche A Warrant at an initial exercise price of $107.64 per Tranche A Warrant (the “Tranche A Exercise Price”), and the Tranche B Warrants are initially exercisable for one share of New Common Stock per Tranche B Warrant at an initial exercise price of $122.32 per Tranche B Warrant (the “Tranche B Exercise Price” and, together with the Tranche A Exercise Price, the “Exercise Prices”), in each case subject to the cashless exercise provisions contained in the Warrant Agreements and subject to adjustment in certain circumstances.

Pursuant to the Warrant Agreements, no holder of a Warrant, by virtue of holding or having a beneficial interest in a Warrant, will have the right to vote, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of the Company’s directors or any other matter, or exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such holders become holders of record of shares of Common Stock issued upon settlement of Warrants.

The number of shares of Common Stock for which a Warrant is exercisable, and the Exercise Prices, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) stock splits, reverse stock splits or stock dividends to holders of Common Stock or (2) a reclassification in respect of the New Common Stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Number and Election of Directors

    The Bylaws provide that the Board shall initially be comprised of seven directors, with the number of directors to be fixed from time to time by resolution adopted by the Board.

Calling of Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by (i) the Board, or (ii) the secretary of the Company upon the delivery of a written request to the Company by the holders of at least twenty-five (25) percent of the outstanding shares of Common Stock in the manner provided in the Bylaws.

Amendments to the Bylaws

    The Bylaws may be amended or repealed or new bylaws may be adopted (i) by action of the Board or (ii) without action of the Board, by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote generally in the election of directors.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.

Directors may be removed from office at any time by the affirmative vote of holders of at least a majority of the outstanding shares of New Common Stock entitled generally to vote in the election of directors.

Newly Created Directorships and Vacancies on the Board

Under the Bylaws, any newly created directorships resulting from any increase in the number of directors and any vacancies on the Board for any reason may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Authorized but Unissued Shares

Under Delaware law, the Company’s authorized but unissued shares of Common Stock are available for future issuance without stockholder approval. The Company may use these additional shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery lacks subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers, other employees or stockholders to the Company or to the stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (as each may be amended from time to time), (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Limitation on Liability of Directors and Officers

The Certificate of Incorporation limits liability of directors to the fullest extent that the DGCL or any other law of the state of Delaware, as the same exists or may be amended, permits the limitation or elimination of the liability of directors and provides that no person who is or was a director of the Company will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, with certain exceptions, the Certificate of Incorporation requires that the Company indemnify its directors and officers to the fullest extent authorized or permitted by applicable law and that the Company pay such expenses in advance. The Company may also maintain directors’ and officers’ liability insurance. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.